Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-145845

October 1, 2007

iPath Exchange Traded Notes are innovative new investment products from Barclays that seek to provide investors with a new way to access the returns of a market or strategy, less investor fees. The following are answers to questions financial professionals and individuals commonly ask about iPath Exchange Traded Notes.

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus.

FREQUENTLY ASKED QUESTIONS

iPATH ETNs OVERVIEW

What are iPath Exchange Traded Notes?

iPath Exchange Traded Notes (ETNs) are senior, unsecured, unsubordinated debt securities issued by Barclays Bank PLC. They are designed to provide investors with a new way to access the returns of market benchmarks or strategies. ETNs are not equities or index funds, but they do share several characteristics. For example, like equities, they trade on an exchange and can be shorted.1 like an index fund they are linked to the return of a benchmark index.

What are the advantages of iPath ETNs?

iPath ETNs provide investors with convenient exposure to the returns of market benchmarks, less investor fees, with easy transferability and an exchange listing. The ETN structure allows investors to achieve cost-effective, tax-efficient investment in previously expensive or difficult-to-reach market sectors or strategies.

How are the returns of iPath ETNs calculated?

iPath ETNs are designed to provide investors a return that is linked to the performance of a market index, less investor fees.

How do I buy an iPath ETN?

The iPath ETNs currently available are listed on major exchanges and are available for purchase similar to other publicly traded securities.

How do I sell an iPath ETN?

Investors can liquidate iPath ETNs one of three ways:

•	Sell in the secondary market during trading hours.

•

Redeem a large block of securities, typically 50,000 units directly to the issuer, Barclays Bank PLC, subject to the procedures described in the relevant prospectus.[2] a redemption charge will apply to certain iPath ETNs.

•

Hold until maturity and receive a cash payment from the issuer, Barclays Bank PLC, equal to the principal amount of the securities times the index factor on the final valuation date minus the investor fee on the final valuation date.

Do the iPath ETNs currently available make interest payments?

No.

Do the iPath ETNs currently available make dividend distributions?

No.

Do the iPath ETNs currently available offer principal protection?

No. investors will receive the performance of the index to which the iPath ETN is linked, less investor fees. The index may go up or down. Even if the index goes up, investors may not recover their principal once investor fees are deducted.

Are iPath ETNs rated?

No. The iPath ETNs are not rated, but rely on the ratings of their issuer, Barclays Bank PLC.

Who is the issuer?

The issuer, Barclays Bank PLC, is the principal subsidiary of Barclays PLC, a UK-based financial services group, and one of the largest financial services companies in the world. Barclays Bank PLC and its subsidiaries (the “Barclays Group”) have been involved in banking for over 300 years, and currently maintain a global presence with headquarters in London and banking operations in Europe, the USA, Africa and Asia. Barclays PLC operates in over 50 countries with more than 127,000 permanent employees and over 25 million customers. it is engaged primarily in banking, investment banking and investment management.

Barclays Bank PLC’s long-term unsecured obligations are rated AA by standard & Poor’s, a division of the McGraw-Hill Companies, Inc., and Aa1 by Moody’s investors service, inc. 3 Barclays PLC has total assets of $2 trillion (as of august 2, 2007).

Who is Barclays Capital Inc.?

Barclays Capital Inc. will act as the issuer’s agent in connection with the distribution of the iPath ETNs. Barclays Capital Inc. is an affiliate of Barclays Bank PLC and is a registered U.S. broker/ dealer regulated by the SEC and the NASD.

What is Barclays Global Investors’ (BGI) role?

BGI’s majority-owned broker/dealer subsidiary, Barclays Global Investors services (BGIS), will engage in the promotion of iPath ETNs to intermediaries including registered broker/dealers and registered investment advisors; and to end-users, such as mutual funds, hedge funds and insurance companies.

1.	With short sales, you risk paying more for a security than you received from its sale.

2.	The issuer may from time to time in its sole discretion reduce, in part or in whole, the minimum redemption amount. Any such reduction will be applied on a consistent basis for all holders of units at the time the reduction becomes effective.

3.	Credit ratings are subject to revision or withdrawal at any time by the assigning rating organization, which may have an adverse effect on the market price or marketability of the iPath ETNs.

2	iPATH EXCHANGE TRADED NOTES

Do iPath ETNs have voting rights?

No. The iPath ETNs are debt securities and have no voting rights.

Are iPath ETNs registered?

Yes. The iPath ETNs are registered under the Securities Act of 1933.

Are iPath ETNs linked to commodity indexes CFTC (Commodity Futures Trading Commission) regulated?

No. iPath ETNs are debt securities issued by Barclays Bank PLC. However, futures contracts underlying the relevant market index may be regulated by the CFTC.

Where can I find additional information about iPath ETNs?

Additional information is available at www.iPathETN.com.

TAX CONSIDERATIONS

For a complete description of the tax treatment of iPath ETNs, please see the description of U.S. federal income tax treatment of iPath ETNs in the relevant prospectus.

How are iPath ETNs treated for U.S. federal income tax purposes?

Except for iPath ETNs linked directly to a foreign currency exchange rate, typically all iPath ETNs should be treated for all tax purposes as prepaid derivative contracts with respect to the relevant index. if the iPath ETNs are so treated, investors will recognize a capital gain or loss upon the sale, redemption or maturity of their iPath ETNs in an amount equal to the difference between the amount they receive at such time and their tax basis in the securities.

For iPath ETNs linked directly to a foreign currency exchange rate, under the Treasury Regulations applying to transactions linked to foreign currencies, it is reasonable for investors to claim the same tax treatment as all other ETNs provided they make a valid election for capital treatment. As described in the applicable Pricing Supplement, two steps are required to elect capital treatment:

•	Document the election in the investor’s books and records on the date that the securities are first acquired.

•	Verify the election by filing an attachment to the investor’s U.S. federal income tax return for each year the securities are held.

Both forms are available on www.iPathETN.com and in the applicable pricing supplement.

No administrative or judicial ruling directly discusses the treatment of iPath ETNs. It is therefore possible that the Internal Revenue Service may assert an alternative treatment. Investors are urged to consult their tax advisor with regard to their specific situation.

What makes iPath ETNs a tax-efficient investment option?

iPath ETNs provide a tax-efficient means to invest. Unlike mutual funds that may be required to make taxable distributions to shareholders, the iPath ETNs currently available will not make taxable distributions. This enables investors to control the timing of taxable events related to their investment in iPath ETNs.

Will U.S. federal income tax be payable on the iPath ETNs annually?

No. Since the iPath ETNs currently available are typically not treated as debt for tax purposes, investors typically will not recognize gain due to interest inclusions or original issue discount (OID) before their sale, redemption or maturity, but investors should refer to the Prospectus for the relevant tax disclosure.

Are iPath ETNs linked to commodity indexes a 60/40 security for taxable events?

No. iPath ETNs should be treated for tax purposes as a prepaid contract. The capital gains are either long term or short term depending on your holding period of the security. They are not covered by the relevant provision of the Internal Revenue Code that provides for 60/40 tax treatment in certain circumstances.

How is the treatment of an iPath ETN different from that of a corporate bond?

It would be reasonable to treat iPath ETNs as prepaid derivative contracts for tax purposes. In contrast, corporate bonds are normally treated as debt for tax purposes, which means that interest payments and OID are treated as income and principal payments are treated as return of capital. Any debt instrument that is issued at a discount to its face value (principal amount) is considered to have implicit interest (that is, the difference between the price paid and the face value is considered interest that amortizes over the life of the instrument), which is referred to as OID and treated as ordinary income. Because typically iPath ETNs are not treated as debt for U.S. federal income tax purposes, there are typically no interest inclusions or OID on an iPath ETN.

FREQUENTLY ASKED QUESTIONS	3

FREQUENTLY ASKED QUESTIONS

TABLE 2 Differences and Similarities Between ETNs and Exchange Traded Funds (ETFs)

Both ETNs and ETFs provide investors access to the returns of various market benchmarks. However, ETNs are senior, unsecured debt securities issued by Barclays Bank PLC, whereas ETFs are typically registered investment companies and are collateralized by an underlying portfolio of securities.

	ETNs	ETFs
Liquidity	Daily on exchange	Daily on exchange

Registration	Securities Act of 1933	Investment Company Act of 1940

Recourse	Issuer credit	Portfolio of securities

Principal risk	Market and issuer risk	Market risk

Institutional size redemption	Daily to the issuer	Daily via custodian

Short sales	Yes, on an uptick or a downtick	Yes, on an uptick or a downtick

TRADING iPATH ETNs

Where are iPath ETNs listed?

The iPath ETNs currently available are listed on major exchanges.

When can I buy or sell iPath ETNs?

iPath ETNs can be bought or sold anytime during market hours.

Can the iPath ETNs currently available be shorted?4

Yes, on an uptick or a downtick and subject to the ability to locate shares to borrow.

Is there a minimum trade size for iPath ETNs?

No. iPath ETNs can be bought and sold at their market price on the secondary market similar to other publicly traded securities.

How can I find iPath ETNs on Bloomberg?

Information regarding iPath ETNs can be found on Bloomberg by typing the relevant ETN’s trading symbol, then the “Equity” key, then “Go.” For example, for information regarding the iPath® S&P GSCI™ Total Return Index ETN, type: GSP < Equity > < Go >.

Is a net asset value (NAV) calculated?

No. As iPath ETNs are debt securities, and not mutual funds, they will not have an NAV.

Is an intrinsic value calculated?

An intraday “indicative value” meant to approximate the intrinsic economic value of each iPath ETN is calculated and published by Bloomberg or a successor. Additionally, the daily indicative value of each iPath ETN is calculated and published at the end of each trading day at www.iPathETN.com. For a more complete description of how the daily indicative value is calculated for each iPath ETN, please see the applicable product page and Pricing Supplement at www.iPathETN.com.

Do the iPath ETNs trade at their indicative value?

The indicative value calculation is provided for reference purposes only. It is not intended as a price or quotation, or as an offer or solicitation for the purchase, sale, redemption or termination of the iPath ETNs, nor does it reflect hedging or transaction costs, credit considerations, market liquidity or bid-offer spreads. Published Index Levels from the sponsors of the indexes underlying the iPath ETNs may occasionally be subject to delay or postponement. Any such delays or postponements will affect the Current Index Level and therefore the indicative value of your iPath ETNs. Index levels provided by the sponsors of the indexes underlying the iPath ETNs do not necessarily reflect the depth and liquidity of the underlying relevant market. For this reason and others, the actual trading price of the iPath ETNs may be different from their indicative value.

4.	With short sales, you risk paying more for a security than you received from its sale.

4	iPATH EXCHANGE TRADED NOTES

In addition to being available for trading on an exchange, the early redemption feature allows a large block of securities, typically 50,000 units of a particular iPath ETN, to be redeemed directly to Barclays Bank PLC for the redemption value, as described in the applicable Pricing Supplement. The historical daily indicative value is published each day at www.iPathETN.com. The redemption feature is intended to induce arbitrageurs to counteract any trading of the iPath ETNs at a premium or discount to their indicative value, though there can be no assurance that arbitrageurs will employ the redemption feature in this manner.

How can iPath ETNs be redeemed directly to the issuer prior to the maturity date?

Investors may redeem a large block of securities, typically at least 50,000 units of a particular iPath ETN, directly to the issuer, subject to the procedures described in the relevant prospectus. A redemption charge may apply.

What is the redemption charge?

The redemption charge is a one-time transaction charge imposed only in the case of early redemptions for certain iPath ETNs. The charge is intended to allow the issuer to recoup brokerage and other costs incurred in connection with an early redemption (although the proceeds from the charge may be more or less than such costs). Investors transacting on the secondary market will not incur a redemption charge.

If Barclays Bank PLC’s credit rating is downgraded, what happens to the indicative value?

The indicative value calculation of the iPath ETNs will not change in response to a Barclays Bank PLC credit event. However, the trading price of the iPath ETNs may be adversely impacted.

Is there a capacity constraint with respect to the iPath ETNs?

Should demand for any iPath ETN exceed the initial amount of securities issued, subsequent issuances may be made under the registration statement. The terms of the new issue - maturity date, investor fee, ticker, CUSIP - will be the same as the original issue, and it is expected that both issues would be immediately fungible.

INFORMATION FOR ADVISORS ONLY

Broker/dealers are reminded to consider NASD Notice to Members 05 - 59 (September 2005) before recommending iPath ETNs to their customers.

Is a Series 3 license required to sell iPath ETNs?

No.

FREQUENTLY ASKED QUESTIONS	5

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-76-iPATH, or you may request a copy from any other dealer participating in the offering.

Barclays Global Investors Services, a subsidiary of Barclays Global Investors, N.A. (“BGINA”), assists in the promotion of the Securities. Barclays Global Investors, N.A. and Barclays Capital Inc. (“BC I”) are affiliates of Barclays Bank PLC.

iPath ETNs (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt Securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, uncertain principal repayment, and illiquidity. The investor fee will reduce the amount of your Return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the relevant index has increased. An investment in iPath ETNs may not be suitable for all investors.

The Securities may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with the issuer as specified in the applicable prospectus. Sales in the secondary market may result in significant losses.

The index components for iPath ETNs linked to commodities indexes are concentrated in the commodities sector. The market value of the Securities may be influenced by many unpredictable factors, including highly volatile commodities prices, changes in supply and demand relationships; weather; agriculture; trade; pestilence; changes in interest rates; and monetary and other governmental policies, action and inaction. Index components that track the performance of a single commodity, or index components concentrated in a single sector, are speculative and may typically exhibit higher volatility. The current or “spot” prices of the underlying physical commodities may also affect, in a volatile and inconsistent manner, the prices of futures contracts in respect of the relevant commodity. These factors may affect the value of the index and the value of your Securities in varying ways.

An investment in the iPath ETNs linked to the MSCI India Total Return IndexSM may carry risks similar to a concentrated Securities investment in a single region. International investments may involve risk of capital loss from unfavorable fluctuation in currency values, from differences in generally accepted accounting principles or from economic or political instability in other nations. Emerging markets involve heightened risks related to the same factors as well as increased volatility and lower trading volume. Securities focusing on a single country may be subject to higher volatility.

Subject to requirements described in the prospectus, the Securities may be redeemed with the issuer in large, institutional blocks (typically, 50,000 Securities). A redemption charge will apply.

An investment in iPath ETNs linked to the performance of a foreign currency exchange rate is subject to risks associated with fluctuations, particularly a decline, in the price of the applicable single foreign currency relative to the U.S. dollar. Factors that may have the effect of causing a decline in the price of a foreign currency include national debt levels and trade deficits, domestic and foreign inflation rates, domestic and foreign interest rates, and global or regional economic, financial, political, regulatory, geographical or judicial events. Currency exchange rates may be extremely volatile, and exposure to a single currency can lead to significant losses. iPath ETNs typically have lower investor fees than currently existing mutual funds that invest in similar markets and are available to retail investors. Buying and selling iPath ETNs will result in brokerage commissions.

The sale, redemption or maturity of the Securities will generate tax consequences. In certain cases, you may be required to make a specific election in order to receive the most favorable tax treatment. For a more complete description, please see the description of the U.S. federal income tax treatment in the applicable Pricing Supplement at www.iPathETN.com.

BGINA and its affiliates, and BCI and its affiliates do not provide tax advice and nothing contained herein should be construed to be tax advice. Please be advised that any discussion of U.S. tax matters contained herein (including any attachments) (i) is not intended or written to be used, and cannot be used, by you for the purpose of avoiding U.S. tax-related penalties; and (ii) was written to support the promotion or marketing of the transactions or other matters addressed herein. Accordingly, you should seek advice based on your particular circumstances from an independent tax advisor.

“Dow Jones®,” “AIG®,” “Dow Jones-AIG Commodity Index Total Returns,” “DJAIGCI SM,” “Dow Jones-AIG Commodity IndexSM,” “Dow Jones-AIG agriculture Total Return Sub-IndexSM,” “Dow Jones-AIG Copper Total Return Sub-IndexSM ,” “Dow Jones-AIG Grains Total Return sub-indexSM ,” and “Dow Jones-AIG Nickel Total Return Sub-Indexsm” are registered trademarks or servicemarks of Dow Jones & Company, Inc. (“Dow Jones”), and American International Group, Inc. (“AIG”), as the case may be, and have been licensed for use for certain purposes by Barclays Bank PLC for the Securities. The Securities based on the Dow Jones–AIG Commodity Index Total ReturnSM are not sponsored, endorsed, sold or promoted by Dow Jones, AIG Financial Products Corp. (“AIG-FP”), AIG, or any of their respective subsidiaries or affiliates and none of Dow Jones, AIG-FP, AIG, or any of their respective subsidiaries or affiliates makes any representation regarding the advisability of investing in such Securities.

S&P GSCSMI S&P GSCITM index, S&P GSCITM Total Return index, s&P GsCi™ Crude Oil Total Return Index and s&P GsCi™ Commodity Index are trademarks or servicemarks of standard & Poor’s and have been licensed for use by Barclays Bank PlC in connection with the Securities. The Securities are not sponsored or endorsed by standard & Poor’s or any of its affiliates. The Securities are not sold by Goldman, Sachs & Co. or any of its affiliates, other than in its capacity as a dealer of the Securities. Neither standard & Poor’s nor Goldman, Sachs & Co. nor any its affiliates makes any representation or warranty, express or implied, to the owners of the Securities or any member of the public regarding the advisability of investing in Securities generally or in the Securities particularly or the ability of the s&P GsCi™ or any of its subindexes to track general commodity market performance.

The MSCI indexes are the exclusive property of Morgan Stanley Capital International Inc. (“MSCI”). MSCI and the MSCI Index names are service mark(s) of MSCI or its affiliates and have been licensed for use for certain purposes by Barclays Bank PlC. The financial Securities referred to herein are not sponsored, endorsed, or promoted by MSCI, and MSCI bears no liability with respect to any such financial Securities. The Pricing supplement contains a more detailed description of the limited relationship MSCI has with Barclays Bank PlC and any related financial Securites. No purchaser, seller or holder of this product, or any other person or entity, should use or refer to any MSCI trade name, trademark or service mark to sponsor, endorse, market or promote this product without first contacting MSCI to determine whether MSCI’s permission is required. under no circumstances may any person or entity claim any affiliation with MSCI without the prior written permission of MSCI.

©2007 BGINA. all rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PlC. all other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners. 5208-iP-0807 513–23SP–9/07

Not FDIC Insured    •    No Bank Guarantee    •    May Lose Value

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